FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Assistant Corporate Secretary and Manager, Legal

Date:   March 9, 2006

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Waterfront Centre, Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6

2.	Date of Material Change

December 4, 2005

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through CNN Matthews on December 5, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has entered into an agreement with Virginia Gold Mines Inc. (“Virginia”) to acquire Virginia’s Éléonore gold project pursuant to a plan of arrangement involving Virginia.

5.	Full Description of Material Change

Goldcorp announced that it has entered into an agreement with Virginia to acquire Virginia’s Éléonore gold project pursuant to a plan of arrangement involving Virginia. The transaction will combine Goldcorp’s operational and financial strength with Virginia’s world class exploration asset, the Éléonore gold project in James Bay, Québec.

Based on the 10 day weighted average trading price for Goldcorp’s common shares on the Toronto Stock Exchange of Cdn$24.70, the transaction values the Éléonore gold project at approximately US$420 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the 359.5 million common shares outstanding after giving effect to this transaction.

Completion of the transaction is subject to entering into definitive agreements, approval by Virginia shareholders and the receipt of regulatory approvals,

including the approval of the Toronto Stock Exchange. Goldcorp expects that the transaction will close in the first quarter of 2006.

The Board of Directors of each company have unanimously approved the transaction. The Board of Directors of Virginia has received an opinion from Orion Securities Inc. that the transaction is fair, from a financial point of view, to Virginia shareholders. Officers and directors of Virginia have entered into lock-up and support arrangements with Goldcorp under which they have agreed to vote in favour of the transaction. Virginia has agreed to pay Goldcorp a break fee equal to 4% of Virginia’s market capitalization, calculated on a fully-diluted basis, in the event that the transaction is not completed in certain circumstances.

Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and will retain the Éléonore project. New Virginia will hold all other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project.

In addition, the holders of Virginia warrants will receive warrants of Goldcorp and New Virginia, based on applicable exchange ratios, in exchange for such Virginia warrants, and all stock options or other rights to subscribe for unissued securities of Virginia will either be exercised or terminated.

In connection with this transaction, Goldcorp also has the right to subscribe for up to 5% of New Virginia’s common shares with warrants to enable Goldcorp to acquire up to an additional 2%. Pricing of the shares and the warrants will be determined in the context of the market.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Form 40-F for the year ended December 31, 2004 on file with the Securities and Exchange Commission in Washington, D.C., and (b) the section entitled “Description of the Business — Risk Factors” in Wheaton River Minerals Ltd.’s Form 40-F for the year ended December 31, 2004 on file with the Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

December 14, 2005.